Exhibit 99.2

CERTIFICATE OF QUALIFIED COMPETENCY The Chilean (Omision ( alificadora de Competencias en Recursos y Reservas Mineras1. certifies that Mr. Marco Lema Lema, National Id. Nr 9.026.574-1, Mining Engineer, is registered in the Public Registry of Competent Persons in Mining Resources and Reserves from January 2019, under Nr. 0375, with specialization in Mining, and that her competencies and experience as a Competent Person allow her to inform and report on mineral resources and reserves. The Chilean Mining Commission issued this certificate at the request of Mr. Lema to present: l NITED STATES - SECURITIES AND EXCHANGE COMMISSION FORM 20-F, Washington, D.C. 20549 - year 2020" Hernandez S. Executive Secretary Santiago, February 17, 2021 CM- 1053-02 2021 Information: 3. The Certificate of Qualified Competency proves the validity of the party » competencies to inform or report about a specific matter or subject in the context of mining resources and reserves in accordance with the competencies and experience of a Competent Person. b. Lai* No, 24.235. Article 18°: For the preparation of the technical and public reports, the Competent Persons must adhere strictly to the rules. regulations, criteria and procedures established tn the Code, and likewise to all other rules of technical character that the Mining Commission enacts using their legal (acuities " C. Appakarioa of CH 1I.2J5 code and use of this certificate is the sole responsibility of the person concerned, according lo the technical criteria and ethical standards act forth in Law No. 20.235 d. For all legal purposes, the Certificate of (rood Standing shall be valid only for the management requested 1 The < •aawkfta i »BfWdor» dr < oaajM-lracau ea Recanat ) Reserve* Misers* > member of the lomnunce for Msscral Reserve* bMematioaal Reportati Standard. (CRJRSCO) east groans the oryanaalam Aaslraea (JORCi. Braau <CBWU Canada (CM Nl 431011 Cok*nba (CCRRl. Chile << ontauon Maters 0120215). EEUU tSMEk tumps «rf Rt i. India (NAi R]>. Indonesia tKCMIi. Kazakhstan (KAZRC). h4onaouB (MPKiMi. Rwa (OERN). Sud Alba tSAMCODES) and Turqula (IJMREK), wtnea respond to convnon astcnutMasal ndasg lo inform and report esplnraUcn prospects, aasung resources and reserves Luis Thayer Ojeda 166, oHdna 706, Providencia - Santiago de Chile - Telefonos (56) 222 345 134 - 222 343 016